OMB Approval

OMB Number:	3235-0145

Expires:	December 31, 2005

Estimated average burden
hours per response . . . 11

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 24)

For the Year ended December 31, 2002

JACOBS ENGINEERING GROUP INC.

(Name of Issuer)

Common Stock, par value $1 per share

(Title of Class of Securities)

469814 10 7

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 469814 10 7                                                                                                       13G Amendment No. 24

	1 Name of Reporting Person: SS or IRS Identification number of above Person:	Joseph J. Jacobs

	2 Check the appropriate box if a member of a Group*	N/A

	3 SEC use only

	4 Citizenship or place of organization	United States of America

Number of shares beneficially owned by each Reporting Person with	5 Sole Voting Power:	2,803,817

	6 Shared Voting Power:	1,355,000

	7 Sole Dispositive Power:	2,803,817

	8 Shared Dispositive Power:	1,355,000

	9 Aggregate amount beneficially owned by each reporting person:	4,158,817

	10 Check box if the aggregate amount in row 9 excludes certain shares	N/A

	11 Percent of class represented by amount in row 9	7.6%

	12 Type of reporting person:	IN

* See instructions before filling out

Item 1.	(a) Names of Issuer: Jacobs Engineering Group Inc.

	(b) Address of Issuer’s Principal Executive Offices:

	1111 South Arroyo Parkway Pasadena, CA 91105

Item 2.	(a) Name of Person Filing: Joseph J. Jacobs

	(b) Address of Principal Business Office or, if none, Residence:

	c/o Jacobs Engineering Group Inc. 1111 South Arroyo Parkway Pasadena, CA 91105

	(c) Citizenship: United States

	(d) Title of Class of Securities: Common Stock, par value $1.00 per share

	(e) CUSIP Number: 469814 10 7

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

	Not Applicable

Item 4.	Ownership

	If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.)

	(a) Amount Beneficially Owned: 4,158,817

	(b) Percent of Class: 7.6%

	(c) Number or shares as to which such person has:
	(i) sole power to vote or to direct the vote:	2,803,817
	(ii) shared power to vote or to direct to vote:	1,355,000
	(iii) sole power to dispose or to direct the disposition of:	2,803,817
	(iv) shared power to dispose or to direct the disposition of:	1,355,000

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.	Ownership of more than Five Percent on Behalf of Another Person:
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable

Item 8.	Identification and Classification of Members of the Group:
Not Applicable

Item 9.	Notice of Dissolution of Group:
Not Applicable

Item 10.	Certification:
Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2003	/s/ JOSEPH J. JACOBS

Joseph J. Jacobs